Gold X2 Discovers Extension to the Span Prospect with Intersection of 40.4m of 2.05 g/t Au from 343.6m Indicating the Potential NE Extension of the Moss Deposit

VANCOUVER, B.C., September 8, 2026: Gold X2 Mining Inc. (NYSE American: AUXX / TSXV: AUXX / FSE: DF80) ("Gold X2" or the "Company"), is pleased to announce the results of its phase one drilling campaign conducted at the Span Prospect, approximately 2 kilometers northeast of the eastern edge of the Moss Gold Deposit in Northwest Ontario, Canada (the "Moss Gold Project").

Michael Henrichsen, CEO of Gold X2, commented, "We are encouraged with our early-stage drilling at the Span prospect as we look to discover the northeast offset extension of the Moss Deposit.  The Company plans to follow up on the 40.4m of 2.05 g/t Au intercept with an additional drill rig arriving on site this week to extend the mineralization toward the surface and to the east-northeast."

Highlights

  Eight holes were drilled along strike of the historical Span prospect to evaluate the potential for near surface ounces.  Drilling discovered a strongly mineralized set of shear zones to the east of the historical drilling with an intercept of:
  40.4m of 2.05 g/t Au from 343.6m in MSD-26-404m, including
    24.05m of 3.17 g/t Au from 345.95m
  Drilling also discovered a second parallel shear hosted in a narrow Moss Deposit style diorite intrusion with select intercepts of:
  5.0m of 5.34 g/t Au from 161.0m in MSD-26-397, including
    2.0m of 12.7 g/t Au from 161.0m
  11.0m of 1.22 g/t Au from 233m in MSD-26-401
  An additional three holes were drilled into the existing Span Prospect to confirm historical drilling results and continuity. Drilling intersected tightly spaced narrow shear zones that returned results in line with historical drilling from the 1980s, including localized high-grade shears within a lower-grade envelope. Select results include:
  30.0m of 0.38 g/t Au from 377.0m in MSD-26-395
  7.15m of 2.60 g/t Au from 262.9m in MSD-26-427, including
    4m of 4.34 g/t Au from 265.0m in MSD-26-427

Technical Overview

The results of eleven holes drilled into and along strike of the Span Prospect are illustrated in the following figures and tables. Figure 1 shows the location map of the drill holes reported in this release. Figure 2 provides a cross-section through the headline drill hole MSD-26-404. The results are summarized in Tables 1 to 2, which include significant intercepts (Table 1) and drill hole locations (Table 2).

Figure 1:  Shows the location of the of the Span Prospect as a possible NE offset of the Moss Gold Deposit

Figure 2:  Shows the location of the drill holes across the Span Prospect

Figure 3:  Shows a cross section through drill holes MSD-26-391 and MSD-26-404 with reported intersections

Gold X2 resumed its district exploration drill program with an 11-hole (4,581m) drilling campaign at the Span Prospect, targeting the northeast offset extension of the Moss Deposit approximately two kilometers northeast of the current resource pit boundary. The program was designed to confirm historical intercepts at the prospect and to explore for strike extensions and new shear zones based on encouraging grab, soil, and geophysical results. The aim of the drill program is to evaluate the potential to add a meaningful Inferred Mineral Resource to the current Moss Gold Mineral Resource and expand the mine plan.

The Span Prospect was historically drilled by Inco during the late 1980s and again by Wesdome Gold Mines in 2017. They noted nine mineralized zones hosted in sheared rhyolite with abundant quartz-carbonate veining and moderate pyrite-chalcopyrite. They unsuccessfully attempted to locate the extension of the Span Prospect by following mapped shears along a 65° strike, which mimics the direction of the Moss Gold Deposit shears.

Gold X2 drilling intersected a strongly silica and hematite altered dacitic volcanic unit with localized meter-scale diorite dykes and interbedded, lesser altered andesitic volcanic rocks. The main Span shear is hosted in sheared, sericite-silica-hematite altered dacites with 3-5% quartz carbonate veining and elevated sulphides ranging from 2-5%. MSD-26-404, a 75m step-out hole, followed a 45°-striking chargeability feature outlined by last year's expanded IP gradient array program. It intersected the extension of the main Span shear in similar rocks with an intercept of 40.4m of 2.05 g/t Au from 343.6m, including 24.05m of 3.17 g/t Au from 345.95m.

A parallel shear was discovered approximately 200m northwest of the main Span shear. It is hosted in narrow Moss-style granodiorite intrusion that shares a geochemical signature with the primary Main and QES granodiorite bodies, which are significantly mineralized. A significant brittle fault structure was also discovered northwest of the prospect, potentially representing the extension of the Sloane fault, which lies immediately east of the QES Zone and suggested that the Span Prospect may represent the faulted offset of the Moss Gold Deposit.

A follow-up drill program is being designed to explore further along strike, as well as infill the prospect, to better understand the geological setting of the deposit. A third drill contractor is being mobilized to conduct this program to prevent diverting resources from the primary Moss expansion and infill drill programs. Drilling is expected to commence this month.

Figure 3: Hole MSD-26-404: Moderately sheared sericite-silica-hematite altered dacite volcanic with 5-10% deformed quartz carbonate veining and 3-5% disseminated pyrite with an intercept of 24.05m of 3.17 g/t Au from 349.95m, within the larger intercept of 40.4m of 2.05 g/t Au from 343.6m.

Table 1: Significant intercepts

HOLE ID	FROM	TO	LENGTH (m)	TRUE WIDTH (m)	CUT GRADE (g/t Au)	UNCUT GRADE (g/t Au)
MSD-26-391	329.00	341.00	12.00	9.6	0.39	0.39
MSD-26-394	346.00	349.00	3.00	2.4	0.38	0.38
MSD-26-395	131.00	133.00	2.00	1.5	0.54	0.54
MSD-26-395	260.00	264.00	4.00	3.2	0.33	0.33
MSD-26-395	327.90	332.00	4.10	3.3	1.08	1.08
MSD-26-395	329.00	331.00	2.00	1.6	1.45	1.45
MSD-26-395	377.00	407.00	30.00	24.8	0.38	0.38
MSD-26-395	382.00	385.55	3.55	2.9	1.48	1.48
MSD-26-397	56.00	58.00	2.00	1.4	0.58	0.58
MSD-26-397	161.00	166.00	5.00	3.9	5.34	5.34
MSD-26-397	161.00	163.00	2.00	1.5	12.7	12.7
MSD-26-397	268.00	273.00	5.00	4.0	1.20	1.20

MSD-26-397	268.00	272.00	4.00	3.2	1.30	1.30
MSD-26-399	60.75	67.00	6.25	4.6	0.59	0.59
MSD-26-399	245.00	252.50	7.50	6.0	0.35	0.35
MSD-26-399	280.00	284.00	4.00	3.3	0.35	0.35
MSD-26-399	295.00	298.00	3.00	2.5	0.38	0.38
MSD-26-399	306.00	312.00	6.00	5.0	0.82	0.82
MSD-26-399	310.00	312.00	2.00	1.7	1.88	1.88
MSD-26-399	333.00	335.00	2.00	1.7	0.30	0.30
MSD-26-401	233.00	244.00	11.00	8.9	1.22	1.22
MSD-26-401	240.00	243.00	3.00	2.4	1.66	1.66
MSD-26-401	252.85	256.00	3.15	2.6	2.56	2.56
MSD-26-401	355.00	359.00	4.00	3.4	0.39	0.39
MSD-26-404	273.00	280.95	7.95	6.1	0.58	0.58
MSD-26-404	306.00	308.95	2.95	2.3	0.98	0.98
MSD-26-404	343.60	384.00	40.40	32.1	2.05	2.05
MSD-26-404	345.95	370.00	24.05	19.1	3.17	3.17
MSD-26-404	448.00	450.00	2.00	1.6	0.78	0.78
MSD-26-410	56.00	58.00	2.00	1.4	0.30	0.30
MSD-26-410	60.00	62.00	2.00	1.4	0.33	0.33
MSD-26-410	239.30	241.80	2.50	1.8	0.31	0.31
MSD-26-410	243.20	251.00	7.80	5.7	0.31	0.31
MSD-26-410	265.95	268.00	2.05	1.5	0.33	0.33
MSD-26-410	283.00	287.00	4.00	3.0	0.31	0.31
MSD-26-414	247.30	255.00	7.70	6.0	0.39	0.39
MSD-26-414	269.95	272.05	2.10	1.7	0.32	0.32
MSD-26-414	333.10	341.00	7.90	6.3	0.31	0.31
MSD-26-422	130.60	142.20	11.60	7.8	1.23	1.23
MSD-26-427	208.00	221.00	13.00	9.7	0.53	0.53
MSD-26-427	262.90	270.05	7.15	5.5	2.60	2.60
MSD-26-427	265.00	269.00	4.00	3.1	4.34	4.34
MSD-26-427	305.00	312.50	7.50	5.8	0.43	0.43
MSD-26-427	343.00	345.00	2.00	1.6	0.38	0.38

Intersections calculated above a 0.3 g/t Au cut off with a top cut of 30 g/t Au and a maximum internal waste interval of 5 metres. Shaded intervals are intersections calculated above a 1.0 g/t Au cut off. Intervals in bold are those with a grade thickness factor exceeding 20 gram x metres / tonne gold. True widths are approximate and assume a subvertical body.

Table 2: Drill Collars

HOLE	EAST	NORTH	RL	AZIMUTH	DIP	EOH
MSD-26-391	671,988	5,382,070	443	130.0	-44.8	405.00
MSD-26-394	671,881	5,381,949	450	130.1	-44.7	405.00
MSD-26-395	671,820	5,381,720	431	130.1	-44.8	408.00
MSD-26-397	671,620	5,381,585	449	129.9	-46.4	450.00
MSD-26-399	671,521	5,381,439	455	130.2	-44.5	426.00
MSD-26-401	671,321	5,381,323	476	129.8	-44.7	429.00
MSD-26-404	672,519	5,381,652	432	310.0	-44.5	450.00
MSD-26-410	672,381	5,381,659	432	309.5	-45.6	351.00
MSD-26-414	672,351	5,381,547	431	310.1	-43.8	450.00
MSD-26-422	672,233	5,381,375	431	310.1	-42.6	456.00
MSD-26-427	672,124	5,381,385	430	310.1	-45.9	351.00

Analytical and QA/QC Procedures

All drill core is NQ diameter drill core has been visually validated in the core shack, rotated, and reconnected. Structural orientation data was captured by acoustical and optical televiewer operated by DGI Geosciences. All core has been sawed in half cut just off a geologist established cutline aligned 90° from the apex of the foliation, with the right half (looking down hole) of the core bagged and sent a third-party analytical laboratory. The left half of the core was returned to core boxes and is stored at Gold X2's Kashabowie core yard facility.

Samples were split between Paragon Geochemical in Timmins and ALS Geochemistry in Thunder Bay for sample preparation. Paragon samples were analysed for gold via PhotonAssay™ ("PA-AU02") by Paragon's laboratory in Hamilton and then shipped to Activation Laboratories (ActLabs) Ancaster for 60 pathfinder elements via ICP-MS after four-acid digestion ("UT-6"). ALS samples were analysed for gold via PhotonAssay ("Au-PA02") in Thunder Bay and 48 pathfinder elements via ICP-MS after four-acid digestion ("ME-MS61") in Vancouver. Paragon, ALS, and ActLabs are accredited by the Standards Council of Canada (SCC) for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025.

In addition to Paragon and ALS quality assurance / quality control ("QA/QC") protocols, Gold X2 has implemented a quality control program for all samples collected through the drilling program.  The quality control program was designed by a qualified and independent third party, with a focus on the quality of analytical results for gold. Analytical results are received, imported to our secure on-line database and evaluated to meet our established guidelines to ensure that all sample batches pass industry best practice for analytical quality control. Certified reference materials are considered acceptable if values returned are within three standard deviations of the certified value reported by the manufacture of the material. In addition to the certified reference material, certified blank material is included in the sample stream to monitor contamination during sample preparation. Blank material results are assessed based on the returned gold result being less than ten times the quoted lower detection limit of the analytical method. The results of the on-going analytical quality control program are evaluated and reported to Gold X2 by Orix Geoscience Inc.

Qualified Person

Peter Flindell, PGeo, MAusIMM, MAIG, Chief Operating Officer, of the Company, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information contained in this news release.

Mr. Flindell has verified the data disclosed. To verify the information related to the winter drill program at the Moss Gold Project, Mr. Flindell has visited the property several times; discussed and reviewed logging, sampling, bulk density, core cutting and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations. He has also overseen the Company's health and safety policies in the field to ensure full compliance and liaised with the Project's host indigenous communities on the planning and implementation of the drill program, particularly with respect to its impact on the environment and the Company's remediation protocols.

About Gold X2 Mining

Gold X2 is a growth-oriented gold company focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primary gold assets in tier-one jurisdictions. It is led by the ex-global head of structural geology for the world's largest gold company and backed by one of Canada's pre-eminent private equity firms. The Company's current focus is the advanced stage 100% owned Moss Gold Project which is positioned in Ontario, Canada, with direct access from the Trans-Canada Highway, hydroelectric power near site, supportive local communities and skilled workforce. The 2026 updated NI 43-101 mineral resource estimate ("MRE") for the Moss and East Coldstream Deposits has expanded to 2.458 million ounces of Indicated gold resources at 1.04 g/t Au, contained within 73.8 million tonnes and 4.209 million ounces of Inferred gold resources at 0.97 g/t Au contained within 134.7 million tonnes. The Moss Deposit also has a silver MRE of 3.160 million ounces of indicated silver resources at 1.53 g/t Ag contained within 64.3 Mt and 6.273 million ounces of inferred silver resources at 1.55 g/t Ag contained within 125.9 Mt. Results of a preliminary economic assessment ("PEA") of the Moss Gold Project suggest the potential for the deposit to support a long-life mining operation with a strong production profile and low production costs. The MRE and PEA are supported by a NI 43-101 technical report for the Moss Gold Project available on the Company's website and under the Company's issuer profile on SEDAR+. For more information, please visit SEDAR+ (www.sedarplus.ca) and the Company's website (www.goldx2.com).

For More Information - Please Contact:

Michael Henrichsen

President, Chief Executive Officer and Director

Gold X2 Mining Inc.

E: mhenrichsen@goldx2.com

W: www.goldx2.com

T: 1-604-404-4335

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains statements that constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Forward-looking statements in this news release include, among others, statements relating to expectations regarding the exploration and development of the Moss Gold Project; the potential mineralization at the Moss Gold Project based on the winter drill program, including the potential for additional mineral resources; the enhancement of the Moss Gold Project; statements regarding the Company's future drill plans, including the expected benefits and results thereof; that the Superion target has the potential to significantly add to the current mineral resource estimate within the top 200 meters from surface with continued drilling and to reduce the overall strip ratio of the deposit; the potential for resource growth at Moss and the fact that the results have the potential to significantly impact the economic performance of the deposit moving forward; the potential for a much larger mineralized system and that it will be pursued in the near future through additional drilling; and other statements that are not historical facts.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: uncertainty and variation in the estimation of mineral resources; risks related to exploration, development, and operation activities; exploration and development of the Moss Gold Project will not be undertaken as anticipated; the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; the economic performance of the deposit may not be consistent with management's expectations; the Company's exploration work may not deliver the results expected; the fluctuating price of gold; unknown liabilities in connection with acquisitions; compliance with extensive government regulation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; the Company's limited operating history; intervention by non-governmental organizations; outside contractor risks; the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance; the Superion target may not add to the current mineral resource; and other risks associated with executing the Company's objectives and strategies as well as those risk factors discussed in the Company's continuous disclosure documents filed under the Company's SEDAR+ profile at www.sedarplus.ca.

The forward-looking information in this news release is based on management's reasonable expectations and assumptions as of the date of this news release.  Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development and mining activities; prices for energy inputs, labour, materials, supplies and services; the timing and results of drilling programs; mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the timely receipt of required approvals and permits; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; that the Superion target will add to the current mineral resource; that the Company's exploration work will deliver the results expected; and that there will be no material adverse change or disruptions affecting the Company or its properties.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.